July 1, 2014

VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.20549
Attn.: Jennifer Gowetski, Esq., Senior Counsel

Re: Elbit Imaging Ltd.
Registration Statement on Form F-1
Filed March 12, 2014
File No. 333-194519

Dear Ms. Gowetski:

The undersigned hereby respectfully requests that the effective date of the above-referenced Registration Statement of Elbit Imaging Ltd. (the “Company”), as amended, be accelerated so that it will become effective on July 3, 2014 at 11:30 a.m. (New York City time), or as soon thereafter as is practicable.

In connection with this acceleration request, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please contact Adam M. Klein, Adv. of Goldfarb Seligman & Co., outside counsel to the Company, at +972-3-608-9947 or adam.klein@goldfarb.com upon the Registration Statement's becoming effective.

Sincerely,

/s/ Doron Moshe
Doron Moshe
Chief Financial Officer

Cc:           Coy Garisson - Securities and Exchange Commission

Elbit Imaging Ltd.
5  Kinneret St., BSR Tower 3, Bnei Berak, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054